Mail Stop 4561

      							May 5, 2006

Mr. Steven A. Ballmer
Chief Executive Officer
Microsoft Corporation
One Microsoft Way
Redmond, Washington 98052

	Re:	Microsoft Corporation
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Form 10-Q for the Quarterly Period Ended September 30,
2005
		Form 10-Q for the Quarterly Period Ended December 31,
2005
		File No. 000-14278

Dear Mr. Ballmer:

		We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 8.  Financial Statements and Supplementary Data

Income Statements, page 41

1. Please tell us what consideration you have given to separate presentation of product and services revenue and related cost of revenue in your income statements pursuant to Regulation S-X, Rules
5-03.1 and 2. As part of your response, please describe the significant services provided, and quantify the related revenue, for each reporting segment in fiscal 2005.
Note 1 Accounting Policies

Reclassifications, page 48

2. Your disclosure indicates that you "reclassified $2.0 billion in
[y]our fiscal year 2004 balance sheet from net long-term deferred income taxes to other long-term liabilities." Describe to us the nature of the reclassified balance and explain why this change was necessary. In addition, explain how you concluded that this change should be accounted for prospectively rather than as the correction of an error in accordance with paragraphs 13 and 36 through 38 of APB
Opinion 20.

Note 18 Segment Information, page 66

3. Your disclosure on page 25 indicates that fiscal year 2003 and 2004 segment revenue and operating income/(loss) amounts have been "restated for certain internal reorganizations and to conform to the current period presentation including reclassifying certain legal settlements from business segments to corporate-level expense." Tell us how you considered disclosing such changes in your segment information footnote pursuant to SFAS 131, paragraph 34.

*****

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461, Mark Kronforst, Assistant Chief Accountant, at (202)
551-
3451 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


Mr. Steven A. Ballmer
Microsoft Corporation
May 5, 2006
page 1